June 25, 2015

Marianne Dobelbower

Examiner

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisers Preferred Trust, File Nos. 333-184169, 811-22756

Dear Ms. Dobelbower:

On May 1, 2015, Advisers Preferred Trust (the "Registrant"), on behalf of its series the QES Liquid H-Y Strategy Fund (the "Fund"), filed Post-Effective Amendment Number 37 to its Registration Statement under the Securities Act of 1933 on Form N-1A. On June 17, 2015, you provided oral comments to the Registration Statement. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity. A marked version of relevant portions of the prospectus is attached to aid in the review of the Registrant's revisions.

GENERAL

Comment 1.

Please remove "Liquid" from the Fund's name as it conflicts with the naming restrictions contained in Rule 2a-7.

Response.

The Fund has removed "Liquid" from the Fund's name.

PROSPECTUS

Comment 2.

Please explain the purpose of "H-Y" in the Fund's name.

Response.

The Registrant has included "H-Y" in the Fund's name to be generally suggestive of high-yield as an element of investment strategy, which is explained under the "Principal Investment Strategies" section of the prospectus.

Comment 3.

Throughout the prospectus "similar," "correspond," and "track" are used somewhat interchangeably to describe elements of the investment objective and the investment strategy. Please define one of these terms similar and amend disclosures to clarify the use of similar," "correspond," and "track."

Response.

The Registrant has defined "similar" in the context of expected returns as those that are expected to be correlated 0.75 or higher. The Registrant has amended disclosures to clarify the equivalence of the use of "similar," "correspond," and "track."

Comment 4.

Please explain supplementally how the estimate of "other expenses" in the fees and expenses table was derived.

Response.

The Registrant derived the estimate of other expenses from its Fund Services Agreement with Gemini Fund Services, LLC which provides that Gemini Fund Services, LLC will provide essentially all fund services and pay the costs of all non-12b-1 fees and management for 0.30%.

Comment 5.

Under the section entitled Portfolio Turnover, please include turnover for the most recent fiscal period or explain if not required as relatively new fund.

Response.

As the Fund is relatively new, having commenced investment operations February 2, 2015, the Registrant does not believe there is a turnover number to be reported that conforms with the instructions of Form N-1A. Specifically, the Registrant notes that, as per Item 3 Instruction number 5, portfolio turnover is to be sourced from the number reported in response to Item 13(a) (financial highlights). Because the Fund will not have produced financial highlights by the effective day of the amended Registration

Statement (June 30, 2015), it will not have financial highlights from which to source a turnover number.

Comment 6.

Under the section entitled Principal Investment Strategies, please move the description of the fund-of-funds strategy to the beginning of this section and amend related disclosures to clarify the prominence of the fund-of-funds strategy.

Response.

The Registrant has amended Principal Investment Strategies disclosure to move the description of the fund-of-funds strategy to the beginning of this section and made other clarifying edits to describe the use of ETFs to execute the fixed income and equity elements of the Fund's strategy.

Comment 7.

When describing expected portfolio turnover, please specify "per year" or "annually."

Response.

The Registrant has amended expected portfolio turnover disclosure to specify "annually."

Comment 8.

Under the section entitled Principal Investment Strategies, please clarify comparisons to open-end funds to specify they are traditional mutual funds.

Response.

The Registrant has amended the disclosure as requested.

Comment 9.

Under the section entitled Principal Investment Risks, please delete "indirectly" from the last sentence of the first paragraph of this section.

Response.

The Registrant has deleted indirectly.

Comment 10.

Under the section entitled Principal Investment Risks, please remove Foreign Investment Risk or the use of foreign securities, such as specifying any percentage limit.

Response.

The Registrant notes that under the Principal Investment Strategies section it states that it invests in securities without restriction as to issuer country. Consequently, the Fund Registrant does not believe it can meaningfully estimate or limit foreign investment as a percent of Fund assets.

Comment 11.

Under the section entitled Principal Investment Strategies, please define small and medium capitalization issuers.

Response.

The Registrant notes that under Principal Investment Strategies the Fund states that it invests without restriction as to issuer capitalization rather than reciting small and medium capitalization specifically. The Registrant has amended the Principal Investment Risks disclosure to define small and medium capitalization issuers as those below $3 billion and $5 billion, respectively.

Comment 12.

Under the section entitled "Is the Fund Right for You?", please replace "that seek to reflect generally" with "similar" or some other phrasing consistent with the use of similar as amended above.

Response.

The Registrant has made the requested revisions using similar.

Comment 13.

Please explain supplementally, if there is an affiliation between Quantitative Equity Strategies, LLC ("QES") and the Fund, the Registrant or the adviser.

Response.

There is none.

Comment 14.

Under the section entitled "Portfolio Managers," please provide a brief description of the roles of each member of the portfolio management team.

Response.

The Registrant has amended disclosures to provide a brief description of the roles of each member of the portfolio management team.

Comment 15.

Under the section entitled "FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES," please further clarify what is meant by market timing that it considers "abusive."

Response.

The Registrant has added clarifying language to further define abusive as that unrelated to a shareholder's investment needs, but rather, is intended as short-term speculation.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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